 N E W S R E L E A S E

TALISMAN ENERGY INCREASES SEMI-ANNUAL DIVIDEND

CALGARY, Alberta, May 9, 2007 - Talisman Energy Inc.’s Board of Directors today declared a semi-annual dividend of eight and three-quarter cents Canadian (C$0.0875) per share on the Company's common shares. This represents a 16.7% increase from the previous semi-annual dividend the Company paid on its common shares. The dividend will be paid on June 29, 2007 to shareholders of record at the close of business on June 4, 2007.

Talisman confirms that all dividends paid to shareholders in 2007 are ‘eligible dividends’ pursuant to recently enacted provisions of the Income Tax Act (Canada). Furthermore, all dividends to be paid in subsequent years will be eligible dividends for such purposes.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index, as well as the Jantzi Social Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate   Christopher J. LeGallais
& Investor Communications   Senior Manager, Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210  Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com   Email:  tlm@talisman-energy.com

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